FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2024

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated September 26, 2024

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 27 August 2024 (official registry number 2371) (the “Buy-back Commencement Communication”), relating to the buyback programme of own shares (the “Buy-back Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs of the transactions carried out over its own shares between 19 and 25 September 2024 (both inclusive).

The cash amount of the shares purchased to 25 September 2024 as a result of the execution of the Buy-back Programme amounts to 406,095,502 Euros, which represents approximately 26.6% of the maximum investment amount of the Buy-back Programme. The programme was announced together with its other characteristics through the Buy-back Commencement Communication.

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
19/09/2024	SAN	Purchase	XMAD	2,094,683	4.5781
19/09/2024	SAN	Purchase	CEUX	672,627	4.5783
19/09/2024	SAN	Purchase	TQEX	66,327	4.5740
19/09/2024	SAN	Purchase	AQEU	166,363	4.5786
20/09/2024	SAN	Purchase	XMAD	2,100,403	4.5857
20/09/2024	SAN	Purchase	CEUX	504,367	4.5968
20/09/2024	SAN	Purchase	TQEX	104,300	4.5913
20/09/2024	SAN	Purchase	AQEU	290,930	4.5924
23/09/2024	SAN	Purchase	XMAD	2,598,759	4.5079
23/09/2024	SAN	Purchase	CEUX	561,903	4.5133
23/09/2024	SAN	Purchase	TQEX	57,606	4.5190
23/09/2024	SAN	Purchase	AQEU	225,290	4.5139
24/09/2024	SAN	Purchase	XMAD	2,153,981	4.5418
24/09/2024	SAN	Purchase	CEUX	599,216	4.5506
24/09/2024	SAN	Purchase	TQEX	77,534	4.5502
24/09/2024	SAN	Purchase	AQEU	225,711	4.5473
25/09/2024	SAN	Purchase	XMAD	2,099,915	4.5296
25/09/2024	SAN	Purchase	CEUX	654,226	4.5415
25/09/2024	SAN	Purchase	TQEX	61,032	4.5436
25/09/2024	SAN	Purchase	AQEU	184,827	4.5370
			TOTAL	15,500,000

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 26 September 2024

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 19/09/2024 and 25/09/2024 (both inclusive)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-19-a-25-sept-2024.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	September 26, 2024	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance